UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 10)*

CIFC LLC

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 10

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,822,175
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.3%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 10 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 3 of 10

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,822,175
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.3%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 10 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 4 of 10

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,822,175
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.3%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 10 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 5 of 10

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,822,175
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.3%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 10 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 6 of 10

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARES DISPOSITIVE POWER: 20,822,175 Common Shares, including 2,000,000 Common Shares issuable upon exercise of the Warrant.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,822,175
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 81.3%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 10 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 7 of 10

This Amendment No. 10 on Schedule 13D (“Amendment No. 10”) amends and supplements the cover pages and Items 4, 5 and 6 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011, Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011, Amendment No. 3 to the Schedule 13D filed with the Commission on December 3, 2103, Amendment No. 4 to the Schedule 13D filed with the Commission on December 19, 2013, Amendment No. 5 to the Schedule 13D filed with the Commission on December 31, 2013, Amendment No. 6 to the Schedule 13D filed with the Commission on June 23, 2014, Amendment No. 7 to the Schedule 13D filed with the Commission on July 16, 2014, Amendment No. 8 to the Schedule 13D filed with the Commission on April 10, 2015 and Amendment No. 9 to the Schedule 13D filed with the Commission on September 25, 2015 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (“CIFC Corp.”),1 filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On August 19, 2016, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with F.A.B. Holdings I LP, a limited partnership organized and existing under the laws of Delaware (“Parent”), and CIFC Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, the Issuer’s shareholders will be entitled to receive $11.46 in cash per Common Share of which $11.36 is the Merger Consideration (as defined below) and $0.10 is a cash distribution declared by the board of directors of the Issuer on August 19, 2016, as contemplated by the Merger Agreement. The Merger Agreement provides that no other distributions may be paid to the Company’s shareholders prior to closing. At the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $11.36 in cash (the “Merger Consideration”), without interest, other than Common Shares held by Parent, Merger Sub or the Issuer or any of their respective direct or indirect wholly owned subsidiaries (other than shares held by any subsidiary of the Issuer, which shall remain outstanding with appropriate adjustment to the number thereof to preserve its relative interest in the Issuer, and other than shares held on behalf of third parties) and the Common Shares held by a holder who has properly exercised dissenters’ rights with respect to such Common Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware and the Common Shares to be rolled over into Parent by certain of the Issuer’s employees who have entered into rollover agreements with Parent.

[1]	On December 31, 2015, pursuant to an agreement and plan of merger, dated November 11, 2015 (the “Restructuring Merger Agreement”), by and among CIFC LLC, a Delaware limited liability company (the “Issuer”), CIFC Corp. and CIFC Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Restructuring Merger Corp.”), Restructuring Merger Corp. merged with and into CIFC Corp. with CIFC Corp. as the surviving entity (the “Restructuring Merger”). Pursuant to the Restructuring Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the Restructuring Merger was converted on a one-for-one basis into the right to receive one issued and outstanding share representing a limited liability company interest in the Issuer (the “Common Shares”), having substantially similar rights and privileges as the Common Stock being converted.

CUSIP No. 12547R105	13D/A	Page 8 of 10

Concurrent with the execution of the Merger Agreement, DFR Holdings entered into a voting agreement with Parent and the Issuer (the “Voting Agreement”) with respect to all Common Shares beneficially owned by DFR Holdings, together with any other voting securities of the Issuer and any securities convertible into or exercisable or exchangeable for Common Shares or other voting securities of the Issuer (“Covered Shares”).

Pursuant to the Voting Agreement, DFR Holdings has agreed to take the following actions, among others, with respect to all of the Covered Shares, during the term of the Voting Agreement: (i) vote in favor of the Merger and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement; (ii) vote in favor of the approval of any proposal to adjourn or postpone any meeting of the shareholders of the Issuer to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (iii) vote against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of DFR Holdings contained in the Voting Agreement; (iv) vote against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Issuer’s or Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to Issuer’s article of incorporation or bylaws); (v) vote against any reorganization, recapitalization, dissolution, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer other than the Merger; and (vi) vote against any acquisition proposal from a third party.

The Voting Agreement will terminate on the earliest to occur of (i) the closing of the Merger (the “Closing”) and (ii) the date of termination of the Merger Agreement in accordance with its terms. In the event that there is any amendment to the Merger Agreement which (x) reduces the Merger Consideration, or (y) materially adversely affects the holders of the Common Shares, DFR Holdings shall have no obligation to vote any of its Common Shares in accordance with the Voting Agreement in favor of the Merger Agreement or with respect to the Merger Agreement as so amended.

Pursuant to the Voting Agreement, DFR Holdings has agreed, as of the Effective Time, to redeem or cancel the Warrant in exchange for the right to receive an amount in cash, without interest, equal to (i) the product of (A) the aggregate number of Common Shares the Warrant is exercisable into, multiplied by (B) the excess, if any, of the Merger Consideration over the per share exercise price of the Warrant, plus (ii) dividends payable pursuant to Section 4.03 of the Warrant in an amount equal to $1.59 per Common Share the Warrant is exercisable into, and plus (iii) any dividends paid with respect to the Common Shares after the date of the Merger Agreement and prior to the Closing.

Pursuant to the Voting Agreement, DFR Holdings and the Issuer have agreed, that upon the Closing, that certain consulting services agreement, dated as of August 15, 2014, by and between CIFC Corp. and DFR Holdings (as amended, the “Consulting Services Agreement”) will be terminated in its entirety and be of no further force and effect with no payments or amounts due thereunder, provided that if the Closing occurs prior to December 31, 2016, DFR Holdings shall return to the Issuer on the date of the Closing a portion of the $2,000,000 annual fee paid to DFR Holdings by the Issuer pursuant to the Consulting Services Agreement attributable to calendar year 2016, as determined in accordance with the terms thereof.

A copy of the Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

CUSIP No. 12547R105	13D/A	Page 9 of 10

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 10, DFR Holdings directly holds 18,822,175 Common Shares, which constitutes approximately 79.7% of the outstanding Common Shares.2 However, DFR Holdings may be deemed to beneficially own 20,822,175 Common Shares, which constitutes approximately 81.3% of the Common Shares as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.3 Of these Common Shares, (i) 18,822,175 are Common Shares directly held by DFR Holdings and (ii) 2,000,000 are Common Shares issuable by the Issuer to DFR Holdings upon exercise of the Warrant held by DFR Holdings.

Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 20,822,175 Common Shares beneficially owned by DFR Holdings.

(b) Each Reporting Person may be deemed to have shared voting power with respect to 20,822,175 Common Shares, including (i) 18,822,175 Common Shares and (ii) 2,000,000 Common Shares issuable to DFR Holdings upon exercise of the Warrant. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 20,822,175 Common Shares, including (i) 18,822,175 Common Shares and (ii) 2,000,000 Common Shares issuable to DFR Holdings upon exercise of the Warrant. None of the Reporting Persons owns any Common Shares over which it has sole voting, disposition or investment power.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the third, fourth, fifth, sixth and seventh paragraphs of Item 4 of this Amendment is hereby incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated as of August 22, 2016, by and among the Reporting Persons.*

2.	Voting Agreement, dated as of August 19, 2016, by and among DFR Holdings, LLC, CIFC LLC and F.A.B. Holdings I LP (incorporated hereby by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2016).

*	Filed herewith.

[2]	Based on 23,624,014 Common Shares outstanding as of August 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 15, 2016 (the “Quarterly Report”).
[3]	Based on 25,624,014 Common Shares outstanding, which include (i) 23,624,014 Common Shares outstanding as of August 15, 2016 as reported in the Issuer’s Quarterly Report and (ii) 2,000,000 Common Shares issuable to DFR Holdings upon exercise of the Warrant.

CUSIP No. 12547R105	13D/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact